SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Potbelly Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

73754Y100

(CUSIP Number)

Vann A. Avedisian Trust U/A 8/29/85

220 N. Green Street, 3rd Floor

Chicago, IL 60607

Telephone Number: 312-755-9580

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Vann A. Avedisian Trust U/A 8/29/85
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 513,263
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 513,263
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 513,263
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 2.17% (1)
14.	Type of Reporting Person (See Instructions) OO

(1) This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Bryant L. Keil
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 164,659 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 164,659 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,659 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.69% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)        Includes (i) 162,803 shares of Common Stock held by Bryant L. Keil (“Mr. Keil”), individually, issuable upon exercise of stock options held by Mr. Keil which are fully vested and exercisable at any time upon Mr. Keil’s election, (ii) 928 shares of Common Stock held by the Brooke Avedisian Children’s Trust U/A 11/19/03 (“BA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the BA Trust, and (iii) 928 shares of Common Stock held by the Luke A. Avedisian Children’s Trust U/A 11/19/03 (“LA Trust”) of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the LA Trust.

(2)       This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019, plus the 162,803 shares of Common Stock underlying the stock options held by Mr. Keil referred to in footnote (1) above.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. Neil Luthra
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,500
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,500
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 0.03% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)       This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 73754Y100

1.	Names of Reporting Persons. KGT Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 600,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 600,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☑
13.	Percent of Class Represented by Amount in Row (11) 2.54% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)       This value is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019.

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Potbelly Corporation, a Delaware corporation (the “Issuer”), which has its principal executive offices at 111 N. Canal Street, Suite 850, Chicago, Illinois 60606.

Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

(i) Vann A. Avedisian Trust U/A 8/29/85 (“Avedisian Trust”), a trust formed in the State of Illinois, with a principal business address located at 220 N. Green Street, 3rd Floor, Chicago, IL 60607, is principally engaged in the business of investing and managing private equity investments.

(ii) Bryant L. Keil (“Mr. Keil”), an individual and citizen of the United States of America, whose principal business address is located at 825 S. Waukegan Road, Suite A8-50, Lake Forest, IL 60045, Attn: Bryant Keil, is principally engaged in the business of investing and managing private equity investments.

(iii) Neil Luthra (“Mr. Luthra”), an individual and citizen of the United States of America, whose principal business address is located at 870 Seventh Ave., 2nd Floor, New York, NY 10019, is principally engaged in the business of investing and managing private equity investments.

(iv) KGT Investment LLC (“KGT”), a Delaware limited liability company, with a principal business address located at 545 E. John Carpenter FWY, Suite 1400, Irving, TX 75062, is principally involved in the business of investing and managing private equity investments.

During the past five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b). If the Reporting Persons are deemed to have formed a group, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 1,284,422 shares of Common Stock or 5.40% of the issued and outstanding shares of Common Stock of the Issuer; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

Mr. Keil beneficially owns 162,803 shares underlying stock options granted by the Issuer, for which no cash consideration was paid. Such stock options are fully vested and exercisable at any time upon Mr. Keil’s election. The exercise price of such options is $10.59 per share. The total aggregate purchase price for the remaining 1,121,619 shares of Common Stock beneficially owned by the Reporting Persons in the aggregate as of December 16, 2019, was approximately $6,654,681. The source of such funds was internally generated funds of the respective Reporting Person.

Item 4.	Purpose of Transaction

Mr. Keil acquired the stock options to acquire Common Stock referred to above as compensatory stock grants during the time Mr. Keil was an employee and/or director of the Issuer. The Reporting Persons acquired or have held the remainder of the shares of Common Stock reported in this Schedule 13D because they believed the Common Stock was undervalued. The Reporting Persons continuously evaluate, among many other things, the Issuer’s business, results of operations, financial condition, capitalization, management and corporate governance, as well as general economic conditions, the securities markets in general, and the markets for the shares of Common Stock in particular, and the Reporting Person continuously evaluate their investments in the shares of Common Stock and other investment opportunities available to them.

The Reporting Persons intend to review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their ownership interests in the Issuer. As a part of such review and evaluation, the Reporting Persons intend to hold discussions with the Issuer’s management and directors, other shareholders and other interested parties concerning the Issuer’s operations, management, corporate governance and other matters of interest relating to the Issuer.

Except as otherwise described in this Item 4, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 23,607,518 shares of Common Stock of the Issuer outstanding as of October 27, 2019, according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019, filed with the Securities and Exchange Commission on November 5, 2019, plus in the case of Mr. Keil’s ownership percentage and the aggregate percentage collectively held by the group, if such a group is deemed to have been formed, each as disclosed above, the 162,803 shares of Common Stock underlying stock options held by Mr. Keil.

The Avedisian Trust beneficially owns 513,263 shares of Common Stock as of December 16, 2019, which represents 2.17% of the issued and outstanding shares of Common Stock.

Mr. Keil beneficially owns 164,659 shares of Common Stock as of December 16, 2019, which represents 0.69% of the issued and outstanding shares of Common Stock. The 164,659 shares of Common Stock consists of (i) 162,803 shares of Common Stock beneficially owned by Mr. Keil, individually, which are issuable upon exercise of stock options held by Mr. Keil which are fully vested and exercisable at any time upon Mr. Keil’s election (at an exercise price of $10.59 per share), (ii) 928 shares of Common Stock held by the BA Trust of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the BA Trust, and (iii) 928 shares of Common Stock held by the LA Trust of which Mr. Keil is the trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by the LA Trust.

Mr. Luthra beneficially owns 6,500 shares of Common Stock as of December 16, 2019, which represents 0.03% of the issued and outstanding shares of Common Stock.

KGT beneficially owns 600,000 shares of Common Stock as of December 16, 2019, which represents 2.54% of the issued and outstanding shares of Common Stock.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

The transactions in Common Stock effected by the Reporting Persons since October 8, 2019 are set out in Exhibit 1 hereto.

No person is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons’ discussions of their views about the Issuer may result in the Reporting Persons being deemed to be acting together for the purpose of acquiring, holding, voting or disposing of the Issuer’s securities for purposes of Rule 13d-5(b). Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer. Neither the filing of this Statement nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Reporting Persons and any other person constitute a “group” for any purpose.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: List of transactions effected by the Reporting Persons in the Issuer’s Common Stock during the 60-day period preceding this filing.

Exhibit 2: Joint Filing Agreement dated as of December 18, 2019, by and among Messrs. Keil and Luthra, KGT and the Avedisian Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2019	/s/ Bryant L. Keil
Bryant L. Keil

Dated: December 18, 2019	/s/ Neil Luthra
Neil Luthra

Dated: December 18, 2019	KGT Investments, LLC

	By:	/s/ Mahmood Khimji
Mahmood Khimji, Manager

Dated: December 18, 2019	Vann A. Avedisian Trust U/A 8/29/85

	By:	/s/ Vann A. Avedisian
Vann A. Avedisian, Trustee

Exhibit Index

Exhibit 1	List of transactions effected by the Reporting Persons in the Issuer’s Common Stock during the 60-day period preceding this filing.

Exhibit 2	Joint Filing Agreement dated as of December 18, 2019, by and among Messrs. Keil and Luthra, KGT and the Avedisian Trust.

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